Sub-Item 77K
Changes in Registrant's Certifying Accountant
333-207814, 811-23112
On July 18, 2016, as a result of the reorganization (the "Reorganization") of Janus Velocity Tail Risk Hedged Large
Cap ETF and Janus Velocity Volatility Hedged Large Cap
ETF (the "Predecessor ETFs") of the ALPS ETF Trust into
Janus Detroit Street Trust (the "Trust"), each series of the Trust with the same name as a Predecessor ETF (the
"Surviving ETFs") assumed all of the assets and liabilities of its respective Predecessor ETF.

On February 3, 2016, the Board of Trustees of the Trust, with the approval and recommendation of the Audit and Pricing Committee, appointed PricewaterhouseCoopers LLP ("PwC") to serve as the Trust's and the Surviving ETFs' independent registered public accounting firm for the fiscal year ending October 31, 2016.

Deloitte & Touche LLP ("Deloitte") was the independent registered public accounting firm for the Predecessor Funds.
As a result of the Reorganization, PwC will replace Deloitte as the ETFs' independent registered public accounting firm.

The reports of Deloitte on the Predecessor ETFs' financial statements as of and for the two most recent fiscal years ended November 30, 2015 and 2014 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Predecessor ETFs' two most recent fiscal years ended November 30, 2015 and 2014 and during the period from the end of the most recent fiscal year through July 18, 2016: (i) there were no disagreements between the Predecessor ETFs and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its reports on the Predecessor ETFs' financial statements for such years; and (ii) there were no "reportable events" of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

During the Predecessor ETFs' two most recent fiscal years ended November 30, 2015 and 2014 and during the period from the end of the most recent fiscal year through July 18, 2016, neither the Predecessor ETFs nor anyone on their behalf consulted with PwC regarding any of the matters described in S-K 304(a)(2)(i) or S-K 304(a)(2)(ii).

In accordance with Item 304(a)(3) of Regulation S-K of the SEC, the Trust provided Deloitte with a copy of the foregoing disclosures and requested that Deloitte furnish it with a letter addressed to the SEC stating whether or not Deloitte agrees with the above statements. A copy of such letter, dated [ ], 2016, is filed as Exhibit 77Q1(f) to this Annual Report on Form N-SAR.